Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 14, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Copeland Trust Nos. 333-169806 and 811-22483

Ladies and Gentlemen:

On behalf of Copeland Trust (the “Registrant”), transmitted herewith for filing under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) of the 1933 Act to finalize the disclosure, to make other non-material changes to Registrant’s filing made pursuant to Rule 485(a) on September 30, 2015, and to file certain exhibits.

In accordance with Rule 485(b)(4), I hereby represent that the Amendment does not contain disclosure that would render it ineligible to become effective pursuant to rule 485(b).

Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2699.

Sincerely yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara, Esquire

Enclosures